                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9C

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              Richard C. Morrissey
                            Sullivan & Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

SHARESAVE HELPLINE SCRIPT

1 How does the Offer work?
The  Offer  will be  carried  out  through  a scheme  of  arrangement  (the  "Scheme")  which  involves  a reorganisation  of the share  capital of  ScottishPower.  The Scheme has to be approved  by  ScottishPower
Shareholders at a Court meeting and at a separate  Extraordinary  General Meeting which will be held on 30
March 2007.  Once  approved by  ScottishPower  Shareholders,  the Scheme  will only  become  effective  if approved  by the Court of Session in  Edinburgh  (the  "Court").  This is expected to be on 19 April 2007.
You  should  already  have  received a copy of the Scheme  Document  for the Offer  which sets out all the details of the Offer.  You should read this letter  with the Scheme  Document.  If you have not got a copy of the Scheme Document, then please call Lloyds TSB Registrars on 0800 023 2559.

2 What will ScottishPower Shareholders get for their Shares under the Offer?
If the Offer goes ahead, ScottishPower Shareholders will get, for each ScottishPower Share they hold:
.. £4.00 in cash; and
.. 0.1646 of a New Iberdrola Share.
They can choose to take Loan Notes instead of some or all of the cash and/or they can elect to change the proportion of cash and New Iberdrola Shares using the Mix and Match Facility.
In addition, those who are Shareholders on the day after the Scheme is approved by the Court will also get a special dividend of 12p per Share (the "Special Dividend").

3 What will happen to my Options?
If the Offer goes ahead, you will be able to exercise your Options from the date when the Court approves the Scheme.  This is expected to happen on 19 April 2007.* If you do not exercise  your  Options, they will lapse on 19 October  2007 which is six months after the Court  approves the Scheme,  and will be of no value.

4 Will I be able to exercise my Options in full?
In most cases,  no. You will only be able to  exercise  your  Options  using the savings you have made and any interest you have  received  under your  savings  contract  with Halifax plc, to the date on which the exercise  takes  effect,  which,  to allow for  processing,  must be no later  than 12  October  2007 (see question 8 below).  This would mean that you would not, in most cases,  get the benefit of the bonus under your savings contract and would not be able to buy the full number of  ScottishPower  Shares shown in your
Option  certificate.  However,  if you save  until the end of the six month  period  you won't lose out as
Iberdrola has agreed to make a payment (the "Top-Up Bonus") to compensate you for this (see question 9).
* All the dates in this letter  assume  that the Offer goes ahead on the  expected  timetable.  If it does not,  the dates will  change.  We will let you know if any change in the  timetable is going to affect the choices you have to make in relation to yourOptions.

5 What will I get if I exercise an Option?
If you decide to  exercise  an Option,  you will get £4.00 in cash and  0.1646 of a New  Iberdrola  Share.
This is the same as other  ScottishPower  Shareholders are getting under the Offer.  Depending on the time of exercise,  you will also get the 12p Special  Dividend or an equivalent  amount for each  ScottishPower
Share  which you receive on exercise of your  Option.  If you are  entitled  under the Offer to a fraction of a New Iberdrola  Share, it will be added to other people's  fractions and the resulting  Shares will be sold and you will get your share of the proceeds
through  the  payroll.  Alternatively,  you can  choose to take Loan  Notes  instead of some or all of the cash due under the Offer (provided you choose the Exercise  Earlier  alternative) - see paragraph 8 of the
Appendix.

6 Will I get a share certificate?
You will get ScottishPower Shares when the exercise of your Option takes effect but these will immediately  be exchanged  for cash and New Iberdrola  Shares on the terms of the Offer.  Because of this, you will not get a share  certificate  for your  ScottishPower  Shares but you will, in due course,  get a certificate of ownership for your New Iberdrola Shares.

7 How do I exercise an Option?
If you want to exercise an Option,  you can do so by ticking one of the boxes next to the relevant  Option in the enclosed  Form of Election and  returning  it within the relevant  time limits.  You have to choose when you want the exercise to take effect. (See question 8 below.)
The proceeds of your savings contract with Halifax plc will automatically be used to exercise the
Option.While  it is  anticipated  that  everything  will run to plan and  complete on 23 April  2007,  the possibility  of delay is  provided  for.  This means  that,  if the Court does not approve the Offer by 31
July 2007 or such later date (if any) as  ScottishPower  and  Iberdrola may agree and the Court may allow, your Form of Election will have no effect.

8 When will the exercise of my Option take effect?
You can  choose  when you want the  exercise  of your  Option  to take  effect.  Your  choice  will make a difference to what you will receive for your ScottishPower Shares so you should think about it carefully. The Form of Election gives you three choices:

.. Exercise Earlier: If you choose to Exercise Earlier (by ticking Box 1A on the Form of Election)
and your Form of Election is received by 12 April 2007, the exercise of your Option will take effect when the Court approves the Scheme. This is expected to happen on 19 April 2007. If you choose to Exercise Earlier, you will get the Special Dividend of 12p per ScottishPower
Share and you will also get your cash and New Iberdrola Shares shortly after that. Any Top-
Up Bonus to which you are entitled will not be paid until November 2007. You will only be able to exercise using the savings you have made to the date on which the exercise takes effect.

.. Exercise Later: If you choose to Exercise Later (by ticking Box 1B on the Form of Election), your Option will be exercised on the latest practicable date before it lapses as a result of the
Offer (expected to be shortly before 19 October 2007). That means you will continue to save and can use all the savings you make up to the last exercise date and exercise your Option to the maximum extent. You will have to wait until November 2007 before you get your £4.12 cash and New Iberdrola Shares and any Top-Up Bonus paid through the payroll or by cheque if you have left employment. In the meantime, your Option would continue on the same terms.

.. Exercise at some other time: You can fill in any other date between 20 April 2007 and
18 October 2007 (in Box 1C on the Form of Election) with effect from which you would like to exercise your Option.* You will get £4.12 cash and New Iberdrola Shares and you will have to wait until November 2007 before you receive any Top-Up Bonus. Your completed Form of
Election must be received at least seven working days before the date on which you want the exercise of your Option to take effect.
You can only  exercise  your Option if it has not lapsed by the date on which the exercise  takes  effect.
In the meantime,  it continues on the same terms. So if, for example,  you resign between now and the date it is exercised, you would still lose your Option.

9 How will the Top-Up Bonus work?
You will only be able to exercise  your  Option  using your  savings to the date on which the  exercise of your Option takes effect. This means that, in most cases, you will not be able to buy all the
ScottishPower  Shares  you  would  have  been  able to buy if you  had  saved  to the end of your  savings contract.  Iberdrola  has agreed to make a cash payment to you in  recognition  of this.  The payment will be made in November. It will be worked out as follows:
.. For each of your Options, we will work out the profit you would have made if you had been able to exercise your Option in full. That is the value of the consideration due to you under the
Offer less the exercise price multiplied by the number of ScottishPower Shares subject to your
Option.
.. We will work out the profit you would have made if you had chosen to Exercise Later (or, in other words, you had exercised your Option and bought the maximum number of
ScottishPower Shares that you are able to buy).
.. We will subtract the second figure from the first. This will be the amount of your Top-Up
Bonus.
For these purposes, the consideration due to you under the Offer per ScottishPower Share will be valued at the date the Scheme becomes effective and will therefore be equal to £4.12 cash and the cash equivalent of 0.1646 of a New Iberdrola Share on that date.
You will have to pay income tax and National Insurance contributions ("NICs") on the amount of the
Top-Up Bonus but  Iberdrola  has also agreed to  compensate  you for this and  therefore the amount of the
Top-Up Bonus will effectively be tax-free for you.
If you hold a three-year  Option  granted in 2004 or a five-year  Option granted in 2002, you will be able to exercise in full (if you chose to Exercise  Later).  This is because  those  Options will mature before they  lapse as a result of the  Offer.  Therefore,  no Top-Up  Bonus  will be  payable in respect of those
Options  because you can, by choosing to exercise after the maturity date,  complete the savings  contract
(provided  you have made all the payments in full),  and buy the maximum  number of  ScottishPower  Shares with no income tax liability.
See the worked example at A in Appendix 2 for further details of how the Top-Up Bonus is calculated.

10 What happens to my savings?
Until an Option is exercised, your savings for that Option will continue to be deducted from your salary. When your Option is exercised, your savings contract will be closed and your savings used to exercise the Option.
* It will  actually be exercised  shortly  after that date.  See the Terms & Conditions at the back of the
Form of Election for the
exact timing.

11 What can I do with my New Iberdrola Shares?
Your New Iberdrola Shares will be listed on the Spanish stock exchanges in Madrid,  Barcelona,  Bilbao and
Valencia  and their share price  quoted in Euros.  Dividends  and interest on Loan Notes will be liable to
Spanish tax. Holding the New Iberdrola Shares will involve different and possibly  unfamiliar  formalities
for  ScottishPower   Shareholders.   For  example,   your  New  Iberdrola  Shares  can  only  be  held  in
uncertificated form (i.e. you will not receive a share certificate).
In order to facilitate the holding and trading of the New Iberdrola Shares in the UK, you will not be issued with New Iberdrola Shares, but will instead hold something known as CREST Depository
Interests or CDIs representing your underlying  entitlement to New Iberdrola Shares.  Please see Part 8 of the Scheme  Document  for more  information  on CDIs and the rights  that you will have in respect of your
Iberdrola CDIs.

12 I would prefer to get cash rather than New Iberdrola Shares. How can I sell them?
Iberdrola is offering a free Dealing  Facility under which you can immediately  sell all (but not some) of the New Iberdrola  Shares you are entitled to receive from  exercising  your Options under the Offer.  The
Dealing  Facility is  generally  only  available  to  ScottishPower  Shareholders  who hold 5,000 or fewer
ScottishPower  Shares on the day before the Scheme becomes effective.  However,  Iberdrola has also agreed to make the free Dealing  Facility  available for any New Iberdrola  Shares  acquired by participants as a consequence  of the  exercise  of  Options  under the  Sharesave  Scheme,  even if those  Options  are not exercised until after the Scheme becomes effective  (provided that the number of ScottishPower  Shares you acquire on  exercise of your  Options,  when added to the number of  ScottishPower  Shares you held on the day before the Scheme became effective, does not exceed 5,000).
If you want to sell all the New Iberdrola Shares to which you are entitled, put a tick in Box 2 on the
Form of Election.
The  proceeds of sale will be sent to you by cheque in sterling as soon as  reasonably  practicable  after the sale has been  processed.  Note that you may be required to provide  evidence of your identity  before they can be sent to you.  No  assurance  can be given as to the price you will get for your New  Iberdrola
Shares.
More details about the Dealing  Facility are set out in the Terms of the Dealing  Facility which were sent to you with the Scheme Document.

13 How can I sell my New Iberdrola Shares if I am not eligible to participate in the Dealing Facility?
You will be able to sell your entitlements to New Iberdrola Shares through the Corporate  Nominee,  Lloyds
TSB  Registrars  Corporate  Nominee  Limited.  You would  normally  pay transfer  fees to transfer  Shares through a Corporate Nominee Facility,  but you will not be charged for the first transfer,  provided it is made within six weeks of 23 April 2007, which is the effective date of the scheme.

14 When will I get my cash and New Iberdrola Shares?
Assuming the Offer takes effect according to the expected timetable, you will get your cash (by cheque) and your documentation for any New Iberdrola Shares:
.. if you choose to Exercise Earlier and return your Form of Election by 12 April 2007, as soon as reasonably practicable after the Offer takes effect;
.. if you choose to Exercise Later, in November 2007; or
.. if you choose to Exercise at some other time, as soon as reasonably practicable after the exercise of your Option takes effect.
If you choose on the Form of Election to sell all your New Iberdrola Shares, you will not get any documentation in relation to them. Instead, you will just get the cash proceeds of the sale (by cheque)
shortly after the sale.

15 What tax do I have to pay?
Iberdrola  has  agreed to  reimburse  you for any income  tax you would  have to pay on  exercise  of your
Options or on the Top-Up Bonus.  Any income tax due will be collected  through the PAYE system and paid to
HM Revenue & Customs on your behalf.  Iberdrola  will arrange for you to be reimbursed  any income tax due through  the payroll in the same month that the tax is  deducted.  You may,  however,  have to pay capital gains tax, but only if you exceed your personal  capital  gains tax allowance  (£8,800 for the 2006/07 tax year). In other words, you only pay capital gains tax if the total of:
.. the capital gains you make on receiving cash for your ScottishPower Shares when you exercise your Options (which would not include any amounts on which you pay income tax); and
.. any other gains which would be subject to capital gains tax you make between 6 April 2007 and 5 April 2008,
is more than the annual exempt amount (for the tax year 2007/08). If it is not (or if you have sufficient allowable losses), you should not need to worry about capital gains tax for this tax year.
More details of how the tax works are set out in Appendix 1 and there are some worked examples in
Appendix 2. You will only need to read the appendices if you think you may have to pay capital gains tax. Note that you may need to fill out a tax return-see Appendix 1 for further details.

16 Can I vote on the Offer as an Option holder?
No. Having  Options under the Sharesave  Scheme (or any other option  scheme) does not give you a right to vote. Only ScottishPower Shareholders can do this.

17 Can I take advantage of the Mix and Match Facility?
Yes but only if you choose to Exercise  Earlier.  If you do not wish to receive the consideration to which you may become  entitled under the Offer as described  above (£4.00 in cash, and 0.1646 of a New Iberdrola
Share for each  ScottishPower  Share held),  you can alter the  proportion of shares and cash by using the
Mix and Match Election.  To do this, you should call the ScottishPower  Sharesave Helpline on 0800 222 512 and ask for a Mix and Match Facility Form.

18 What happens if I do nothing?
If you do nothing, your Option will lapse, at the latest, six months after the Court approves the
Offer and will be of no value. (Options are expected to lapse, at the latest, on 19 October 2007.)
If you do nothing, we will presume that you want to continue saving under your savings contract and so deductions from your salary will continue after your Option lapses until the end of the savings period unless you tell payroll to stop them. You can continue saving until your savings contract matures and receive the tax free bonus but you will not be able to exercise your Option after it lapses.

19 What happens if I leave ScottishPower?
If you leave due to retirement, redundancy, injury or disability, you will be able to exercise your
Option for a period of six months from the date you leave the Company. In these circumstances you will not have to pay any income tax or NICs.
If you leave the Company in the above circumstances after the Court approves the Scheme, you will only be able to exercise your Option for six months following Court approval. So, if you want to exercise it, make sure you choose, on the Form of Election, to exercise with effect from a date before it lapses and return your Form of Election in time. (See question 8 above.).
Please note that, if you leave the Company for any other reason, your Option will generally lapse on the date you leave the Company.

20 I have already left ScottishPower. Does that make a difference?
If you were able to exercise your Option after your employment ended, your Option will still be exercisable to the same extent and will still lapse on the same date in accordance with the leaver provisions in the Sharesave Scheme rules.
If your Option is going to lapse before 20 April 2007, do not use the Form of Election. Instead, use the
exercise documents sent to you when you left. You will get ScottishPower Shares and will be able to participate in the Offer like any other ScottishPower Shareholder.
If your Option is going to lapse after 19 April 2007, you can use the Form of Election, if you wish (but make sure you exercise it with effect from a date before it lapses).

21 What happens under the other ScottishPower Share Schemes?
If you also participate in the ScottishPower Employee Share Ownership Plan or any of the other
ScottishPower Share Schemes, you will get a separate mailing about these and a separate Form of Election.

22 What do I do now?
If you want to exercise an Option, complete and return the enclosed Form of Election to HBOS
Employee Equity Solutions in the pre-paid envelope provided.
If you want to choose to Exercise Earlier, your completed Form of Election must be received by no later than noon on 12 April 2007.
Otherwise, it must be received by no later than seven working days before the date you want the exercise to be effective or, if earlier, the date on which your Option will lapse. If you choose to
Exercise Later, you can return the Form of Election earlier than this date and your exercise will still take effect just before your Option lapses.
If you do not want to exercise any Options, you do not need to do anything.

APPENDIX 1 TAX
The information  contained below is a summary of the current UK tax  implications of the choices  outlined in this  letter,  and applies  only to holders of Options  resident  for tax purposes in the UK. It is for guidance only and is not a full  description of all the  circumstances  in which a tax liability may occur and only considers the implications of the choices in relation to your Options.  The precise  implications for you  will  depend  on your  particular  circumstances  and,  if you are in any  doubt  as to your  tax position, you are advised to consult an appropriate independent professional adviser immediately.

1 Will I have to pay income tax on exercise of my Option?
It depends.  If you exercise your Option more than three years after it was granted,  you will not have to pay income tax.  However,  you will have to pay income tax if you  exercise  your Option  before the third anniversary  of the date of grant,  but Iberdrola has agreed to compensate  you for income tax you have to pay as a result of early  exercise.  You will  normally be required to account to HM Revenue & Customs for any income tax due through  self-assessment.  However,  ScottishPower will collect any tax due through the
PAYE  system and pay it to HM Revenue & Customs on your  behalf,  unless you prefer to account for the tax yourself.  Iberdrola  will arrange for you to be reimbursed  any income tax due through the payroll in the same month that the tax is  deducted  For  further  information  about the  completion  of tax returns see paragraph 7.

2 Will I have to pay  capital  gains tax on the sale of my  ScottishPower  Shares  under the Offer  that I bought by exercising my Option?
You will not have to pay any capital gains tax:
.. if you paid income tax on the exercise of your Option; or
.. to the extent you receive New Iberdrola Shares or Loan Notes for your ScottishPower Shares under the Offer (although you may have to pay capital gains tax when you sell them-see paragraph 4 below).
Otherwise,  you may have to pay capital gains tax on the cash you receive under the Offer.  Details of how to work out the amount of the capital gains tax are in paragraph 3 below.
You will only have to pay capital  gains tax if you exceed your  personal  capital gains tax allowance for the tax year  2007/08  (£8,800 for the 2006/07 tax year).  So you only pay capital  gains tax if the total of:
.. the capital gains you make on receiving cash for your ScottishPower Shares when you exercise your Options (which would not include any amounts on which you pay income tax); and
.. any other gains which would be subject to capital gains tax you make between 6 April 2007 and 5 April 2008,
is more  than  your  personal  capital  gains  tax  allowance  for  2007/08.  If it is not (or if you have sufficient allowable losses), you should not need to worry about capital gains tax for this tax year.
If you do have to pay capital  gains tax, you may be able to reduce,  eliminate or delay it by taking Loan
Notes if you elect to Exercise  Earlier or transferring  some or all of the  ScottishPower  Shares to your spouse or civil partner. (For further details see paragraphs 8 and 9 below.)

3 How do I work out the capital gains tax on the cash I get under the Offer?
If you do have to pay  capital  gains tax under the Offer  (i.e.  because you are not liable to income tax in respect of the exercise of your  Option),  it is on the  difference  between the cash you get under the
Offer and that part of the "base cost" of your  ScottishPower  Shares which is  attributable  to the cash.
The "base cost" of a  ScottishPower  Share is the per share  exercise  price of your Option.  You work out the part of the "base cost" of your ScottishPower Shares which is attributable to the cash as follows:
.. Work out the total value of the consideration due to you under the Offer on the date the exercise of your Option becomes effective-in other words, £4.00 plus the value, on that date, of 0.1646 of a New Iberdrola Share.
.. Multiply the exercise price by £4.00 over the total value of the consideration due to you under the Offer.
£4.00,  less this amount,  is the amount on which you pay capital gains tax for each  ScottishPower  Share in relation to the cash you receive under the Offer.
You pay capital  gains tax at your  "marginal"  rate - which is the highest  rate at which tax is deducted from your salary.
See paragraph 2 of Appendix 2 for a worked example of this calculation.

4 Will I have to pay capital gains tax when I sell my New Iberdrola Shares?
If you sell the New  Iberdrola  Shares you get for your  ScottishPower  Shares  following  the exercise of your Option  (through the free Dealing  Facility or  otherwise),  you may have to pay capital gains tax on any gain. Again,  this is subject to your annual capital gains tax allowance.  (See paragraph 2 above.) It would also be subject to taper relief which  reduces the gain  subject to capital  gains tax  depending on how long you have held the New Iberdrola Shares.

5 How do I work out the capital gains tax if I sell my New Iberdrola Shares?
If you do have to pay capital gains tax when you sell your New Iberdrola  Shares,  it is on the difference between  the sale  proceeds  and  that  part of the  "base  cost" of your  ScottishPower  Shares  which is attributable to the New Iberdrola Shares.
You work out the base cost of a ScottishPower  Share which is attributable to the New Iberdrola  Shares as follows:
.. If you did not pay income tax on the exercise of your Option, the total "base cost" of your
Scottish Power Share will be the exercise price of the Option. To work out the part of the "base cost" of a ScottishPower Share which is attributable to the New Iberdrola Shares, multiply the
"base cost" of your Scottish Power Share by the value (on the date the exercise of your Option becomes effective) of 0.1646 of a New Iberdrola Share over the total value of the consideration due to you under the Offer for a ScottishPower Share.
.. Otherwise, the "base cost" of a ScottishPower Share attributable to the New Iberdrola Shares is the value of 0.1646 of a New Iberdrola Share on the date the exercise of your Option becomes effective.
See paragraph 3 of Appendix 2 for a worked example of this calculation.

6 How do I work out which New Iberdrola Shares I am selling?
The ScottishPower Shares you get from the exercises of different Options may all have different base costs. (See above.) To work out your capital gains tax, you will need to know:
.. which New Iberdrola Shares you are selling; and
.. which ScottishPower Shares they relate to.

How do you do this?
If  exercises  of all your  Options  are  effective  on the  same  date,  then  the base  costs of all the resulting New Iberdrola  Shares will be "pooled".  In other words,  to get the base cost of one of the New
Iberdrola  Shares,  you add up the base  costs of all of them and then  divide by the total  number of New
Iberdrola  Shares.  This may not always give you the result you want. For example,  you might want to sell the New  Iberdrola  Shares  with the  highest  base cost but hold on to the ones with a lower base cost to get taper relief or use your annual allowance in future years.
If you are using the free Dealing  Facility in the Form of Election,  you must sell all the New  Iberdrola
Shares you get from exercise of your Options so the question is less likely to arise.
Otherwise,  if you are  concerned  about  this,  you can fill in a special  election*  which will have the effect of treating  you as selling the New  Iberdrola  Shares which relate to Options on which you have to pay tax first.  You would normally have a higher base cost on these Shares.  You would have to send in the election to HM Revenue & Customs by 31 January  2009.  If you exercise  your  Options on different  dates, you will be  treated  as  selling  first the New  Iberdrola  Shares  you get from the most  recent  Option exercise.  The rules (called  "identification  rules") in this area are very  complicated  and, if you may be affected by them, we recommend  that you get  independent  professional  advice  before  filling in the
Form of Election.

7 How do I pay capital gains tax?
If you have to pay any capital  gains tax,  you will have to pay it through  self-assessment.  It will not be deducted for you.
This means that you will have to complete a self-assessment tax return (in hard copy or over the internet).  If you do not usually  fill in a  self-assessment  tax  return,  you must tell your Tax Office that you will need to within  six  months of the end of the tax year in which  the  capital  gain  arises.
(The tax year is the 12 months  to 5 April  each  year.)  Tax is  payable  by 31  January  of the tax year following the tax year in which you receive the income or gain.  So, for example,  if you  exercised  your
Option  with  effect  from 1 May 2007,  you would  have to pay any  capital  gains tax due on any cash you received under the Offer by 31 January 2009.

8 Can I take Loan Notes for the ScottishPower Shares I get when I exercise my Options?
Only if you elect to  Exercise  Earlier  you can then take Loan  Notes  instead of some or all of the cash your  would get under the Offer for some of your  Options.  You may want to do this for tax  reasons.  But there would  normally  only be a UK tax  advantage  in doing this if you were going to have to pay capital gains tax. (See above.)
If you think that you might be interested in taking Loan Notes, call Lloyds TSB Registrars on
0800 023 2559 and they will send you some more  information  on the  procedure for doing so. Note that you will be sent a different  Form of Election  if you want to do this.  Do not use the one which  accompanies these Questions and Answers.
* Under section 105A of the Taxation of Chargeable Gains Act 1992.

9 Can I transfer some of my ScottishPower Shares to my spouse or civil partner?
Yes. You can transfer some or all of the ScottishPower Shares you get on exercise of some or all of your
Options to your spouse or civil partner before they are swapped for the consideration due to you under the Offer. You may want to do this for tax reasons. But, again, there would normally only be a UK tax advantage in doing this if you were going to have to pay capital gains tax. (See above.)  If you think that you might be interested in transferring some or all of your ScottishPower Shares to your spouse or civil partner, I can send you a different Form of Election if you want to do this. Do not use the one which you originally received.

Q.  Can I make six additional payments to each of my sharesave contracts?
A.  Yes you can.

Q.  How do I make additional payments?
A. These will continue to be deducted  from your salary as normal.  The first  additional  payment will be from your April 2007 salary and the last payment will be from your September 2007 salary.

Q.  What if I have missed a payment on my contract due to mature in September due to being off on maternity and therefore my contract will now mature in November.  Will I be allowed to make the additional payments to allow me to exercise in September or before the October cut off date?
A. No

Q. What is the option price of Sharesave Issue 12?
A.  323p

Q. What is the option price of Sharesave Issue 14?
A. 312p

Q.  Do I need to do anything with my Option Certificate?
A.  No.

Q.  Do I need to return my form of election immediately if I choose Box 1C?
A. No, you need to return your form of election to Halifax so that they  receive  your form seven  working days before the exercise date you have specified.

Q.  What is the difference between Exercise Earlier, Exercise Later and Exercise at some other time?
A. Exercise  earlier  means that you would  exercise your option  immediately.  Exercise  later means that you would exercise at the latest  possible date,  which is 19 October and Exercise at some other time is a date  between 20 April 2007 and 18 October  2007,  depending on how many  additional  payments you wish to make.

Q.  What date to I put in Box 1C, is it the month that I wish to exercise or an exact date?
A. It is the exact date as to when you want to  exercise  your  option.  You will then need to return your form so that the Halifax receive your form seven working days before the specified exercise date.

Q. The  document  states  that those who are  shareholders  on the day after the scheme is approved by the court  will  get a 12p per  share  special  dividend  and it also  states  that  depending  on the time of exercise  you will get 12p  dividend  or  equivalent  amount.  I am not  sure if I will  receive  £4.12 or
£4.00, can you tell me what I will receive?
A.  All sharesave optionholders will receive £4.12

Q. In the Q&A it states  that if you choose the  exercise  later  option  then you will  receive the £4.12 cash and New  Iberdrola  Shares and Top Up Bonus in  November.  If you choose the  exercise  at some other time it tells me that I have to wait until  November to get my Top Up Bonus,  but it does not tell me when
I get my £4.12 cash and New Iberdrola Shares.  When can I expect to get them?
A. If you choose to exercise at some other time then you will  receive  your £4.12 cash and New  Iberdrola shares within 28 days of the date that you exercised.  This is the date that you specified in Box 1C.

Q.  I have lost my reply paid envelope, where do I return my form of election to?
A. Please return your form of election  to HBOS Employee Equity Solutions,  Trinity Road,  Halifax,  West
Yorkshire HX1 2RG

***
This announcement has been made available to shareholders of Scottish Power plc ("ScottishPower"). If
Iberdrola, S.A. ("Iberdrola") conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on Schedule 14D-9. Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange Commission (the "SEC"),
as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC's website at www.sec.gov and at ScottishPower's principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola shares and Iberdrola ADSs will only be distributed to existing ScottishPower shareholders and ADS holders. The new Iberdrola shares and
Iberdrola ADSs to be issued to ScottishPower shareholders and ADS holders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of
1933, as amended, or under the securities laws of any state, district or other jurisdiction of the
United States, and no regulatory clearances in respect of the registration of the new Iberdrola shares or Iberdrola ADSs have been, or if issued pursuant to a scheme of arrangement will be, applied for in any jurisdiction. In the United States, if the new Iberdrola shares and Iberdrola ADSs are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10)
thereof. Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and ADS holders who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the new
Iberdrola shares and Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or  other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the
United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.
Cautionary note regarding forward looking statements

This document contains statements about ScottishPower that are or may be forward looking statements, including for the purposes of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document may be forward looking statements.
Without limitation, any statements preceded or followed by or that include the words "targets", "plans",
"believes", "expects", "aims", "intends", "will", "should", "may", "anticipates", "estimates",
"synergies", "cost savings", "projects", "strategy", or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of ScottishPower or the enlarged Iberdrola group; (ii) business and management strategies and the expansion and growth of ScottishPower's or the enlarged Iberdrola group's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on ScottishPower's or the enlarged Iberdrola group's business. These forward looking statements are not guarantees of future performance. They have not been reviewed by the auditors of ScottishPower. These forward looking statements involve known and unknown risks, uncertainties and other factors which may cause them to differ from the actual results, performance or achievements expressed or implied by such forward looking statements.

These forward looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future.
Investors are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date they were made. All subsequent oral or written forward looking statements attributable to
ScottishPower or the enlarged Iberdrola group or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. All forward looking statements included in this document are based on information available to ScottishPower on the date hereof. Persons receiving this Offer should not place undue reliance on such forward looking statements, and ScottishPower does not undertake any obligation to publicly update or revise any forward looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: March 05, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary